

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2013

Via E-mail
Bradley Wilson
President
Centor, Inc.
23 King David Hotel Street
Kokolemle, Accra Ghana

> **Re:** **Centor, Inc.**
> **Form 8-K**
> **Filed March 14, 2013**
> **File No. 333-176362**

Dear Mr. Wilson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed March 14, 2013

1.   Please amend your filing to include the following:

- State whether your former accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. Refer to Item 304(a)(1)(ii) of Regulation S-K.

- State whether there were any disagreements with your former accountant during the two most recent fiscal years and any subsequent interim period preceding the date of dismissal of your former accountant. Refer to Item 304(a)(1)(iv) of Regulation S-K.

- State whether there were any reportable events during the two most recent fiscal years and any subsequent interim period preceding the date of dismissal of your former accountant. Refer to Item 304(a)(1)(v) of Regulation S-K.

2. Please include in your amendment, a letter from your former accountant stating whether they agree with the statements made in your amended Form 8-K. Refer to Item 304(a)(3) of Regulation S-K.

3. We note you engaged "Dejoya, Griffiths" as your new independent registered public accounting firm. Please address the following:

   - Revise your disclosure to include the full name of your new accountant that is currently registered with PCAOB and

   - State whether you have consulted your newly engaged accountant during the two most recent years and any subsequent interim period prior to engaging that accountant. Refer to Item 304(a)(2) of Regulation S-K.

4. We note your disclosure states that you engaged your "new independent registered public accounting firm to audit the Company's financial statements for the fiscal year ending March 31, 2013 and July 31, 2012." Please tell us whether you have changed your fiscal year end to July 31 and provide the disclosures required by Item 5.03(b) of Form 8-K.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

   - The company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding these comments and related matters, please contact me at 202-551-3394.

Sincerely,

/s/ Steve Lo

Steve Lo
Staff Accountant